Notice of 2020 Annual General Meeting of Shareholders

When

Tuesday, June 16, 2020 at 10:00 a.m. (Pacific Time)

Where

Due to the current COVID-19 pandemic, we will be holding the Meeting as a completely **virtual meeting**, which will be conducted via live webcast at www.issuerdirect.com/virtual-event//ff. **Shareholders will not be able to attend the Meeting in person**.

We will cover five items of business at our 2020 annual general meeting (the "**Meeting**"):

1. Receive our audited consolidated financial statements for the financial year ended December 31, 2019 and the auditor's report thereon;
2. Fix the number of directors to be elected at the Meeting at five;
3. Elect five directors to our board of directors to hold office until the next annual general meeting of shareholders;
4. Re-appoint PricewaterhouseCoopers LLP, Chartered Professional Accountants, as our independent auditor for the ensuing year and authorize our directors to set the auditor's pay; and
5. Transact such other business that is properly brought before the Meeting or any adjournment or adjournments thereof.

Record date

The record date for the Meeting is April 30, 2020. The record date is the date for the determination of the registered holders of our Common Shares entitled to receive notice of, and to vote at, the Meeting and any adjournment or postponement of the Meeting.

Your vote is important

This notice is accompanied by the Circular and either a form of proxy for registered shareholders or a voting instruction form for beneficial (i.e. non-registered) shareholders. If previously requested, a copy of our audited consolidated annual financial statements and management's discussion and analysis ("**MD&A**") for the year ended December 31, 2019 will also accompany this notice (collectively, the "**Meeting Materials**"). Copies of our annual and/or interim financial statements and MD&A are also available under our SEDAR profile at www.sedar.com, on our website at www.firstmininggold.com/investors/reports-filings/financials, or by request made to First Mining Gold Corp. As described in the notice and access notification that we have mailed to our shareholders, we are using the notice and access method for delivering this notice and the Meeting Materials to our shareholders, which substantially reduces the paper used in printing this notice and the Meeting Materials, as well as printing and mailing costs. This notice and the Meeting Materials will be available on our website at www.firstmininggold.com/investors/AGM and under our SEDAR profile at www.sedar.com. The Circular contains important information about the Meeting, who can vote and how to vote.

Please read the Circular carefully before voting.

If you will not be attending the Meeting virtually via the live webcast, we request that you read, date and sign the accompanying proxy and deliver it to our transfer agent, Computershare Investors Services Inc. ("**Computershare**"). If a shareholder does not deliver a proxy to Computershare, Attention: Proxy Department, 100 University Avenue, 8th Floor, Toronto, Ontario M5J 2Y1, by 10:00 a.m. (Pacific Time) on Friday, June 12, 2020 (or before 48 hours, excluding Saturdays, Sundays and holidays, before any adjournment of the Meeting at which the proxy is to be used), the shareholder will not be entitled to vote online during the virtual Meeting by proxy.

Shareholders who wish to appoint a third-party proxyholder to represent them virtually at the Meeting **must submit their proxy or voting instruction form (if applicable) prior to registering their third-party proxyholder. Registering your proxyholder is an additional step once you have submitted your proxy or voting instruction form. Failure to register your third-party proxyholder will result in the proxyholder not receiving a 15-digit Control Number, and therefore not being able to vote during the virtual Meeting**.

To register a proxyholder, shareholders **MUST** visit http://www.computershare.com/FirstMiningGold by Friday, June 12, 2020 and provide Computershare with their proxyholder's contact information, so that Computershare may provide the proxyholder with a 15-digit Control Number via e-mail.

Without a Control Number, your third-party proxyholder will not be able to vote at the Meeting.

If you would like us to send you a paper copy of the Meeting Materials, please contact Spiros Cacos, our Vice President, Investor Relations, at 1.844.306.8827 or by e-mail: info@firstmininggold.com. In order for you to receive the Meeting Materials in advance of the proxy deposit deadline date and the date of the Meeting, we must receive requests for printed copies of the Meeting Materials at least seven business days in advance of the proxy deposit deadline date and time.

BY ORDER OF THE BOARD OF DIRECTORS,

/s/ Keith Neumeyer

Keith Neumeyer
Chairman of the Board

Vancouver, British Columbia
May 6, 2020